Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

August 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds — File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds (d/b/a Matthews Asia Funds) (the “Trust”) and hereby submit for review the enclosed Post-Effective Amendment No. 79 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended.

The purpose of the Amendment is to seek review by the staff of the Securities and Exchange Commission of revised disclosure related to a name change for the Matthews Asia Focus Fund to become the Matthews Asia Leaders Fund. No changes are proposed to the investment objective or that would require approval by the shareholders of this Fund.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP